Exhibit 21.1

List of Subsidiaries

Company name	Place of incorporation
Peak Gold 3 Ltd.	The British Virgin Islands (“BVI”)
Success Gold 8 Ltd.	BVI
Diamond Crest Holdings Ltd.	BVI
PIL (Mauritius) Ltd.	Mauritius
Semicycle Resources (S) Pte. Ltd.	Singapore
Semicycle Resources Sdn. Bhd.	Malaysia
Peak Plastic & Metal Products (International) Ltd.	Hong Kong
Semicycle Hong Kong Ltd.	Hong Kong
Peak International Inc.	USA
Peak Plastics, Inc.	USA
Luckygold 168J Ltd.	BVI
Best Luck 9 Ltd.	BVI
Peak Resources Singapore Pte. Ltd.	Singapore
Peak Semiconductor Packaging Sdn. Bhd.	Malaysia
Peak International (Asia) Ltd.	Hong Kong
Peak China Property Ltd.	BVI
Peak Semiconductor Packaging Products (Shenzhen) Co. Ltd.	The PRC